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                                                                     EXHIBIT 8.2

                   [LETTERHEAD OF RP FINANCIAL APPEARS HERE]

                                             September 4, 1998

Board of Directors
Provident Bank
400 Rella Boulevard
Montebello, New York  10901

Re:  Plan of Conversion:  Subscription Rights

Gentlemen:

     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization and Plan of Stock Issuance adopted by the Board of Directors of Provident Bank ("Provident" or the "Bank"). Pursuant to the Plan of Reorganization and Plan of Stock Issuance, Provident will become a wholly-owned subsidiary of Provident Bancorp, Inc. (the "Holding Company"), and Provident Bancorp, Inc. will issue a majority of its common stock to Provident Bancorp, MHC (the "MHC"), and will sell a minority of its common stock to the public.

     We understand that, in accordance with the Plan of Reorganization and Plan of Stock Issuance, Subscription Rights to purchase shares of Common Stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) the ESOP; (3) Supplemental Eligible Account Holders; (4) Other Members; and (5) employees, officers and directors. Based solely upon our observation that the Subscription Rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

     1.  the Subscription Rights will have no ascertainable market value; and

     2. the price at which the Subscription Rights are exercisable will not be more or less than the estimated pro forma market value of the shares upon issuance.

     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Subscription Offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                         Respectfully submitted,

                                         RP FINANCIAL, LC.

                                         /s/ RP FINANCIAL, LC.